OIS	www.oisi.com
221 Lathrop Way, Suite I	main 800.338.8436
Sacramento, CA 95815	fax 916.646.0207

March 15, 2007

Via Federal Express
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:	Ophthalmic Imaging Systems
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 28, 2006
Forms 10-QSB for the quarterly periods ended March 31, June 30, and September 30, 2006
SEC File No. 001-11140

Dear Mr. James:

        Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 28, 2007, with respect to our Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 28, 2006 (the “10-KSB”). A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Note 4, Accrued Liabilities and Product Warranty, page F-16

1.

Please refer to prior comment 1. As previously noted, you told us that your accounting systems “do not have the capacity to readily segregate service expenses between warranty and extended warranty expenses and ordinary service calls.” Your explanation of how you determine the amounts included in the rollforward schedule is vague and refers to using “estimates, historical trends, and management experience.” Please discuss whether each reporting period, you reconcile the total service expenses incurred to the amounts allocated between your warranty, extended warranty and ordinary service calls. Discuss whether management reviews those allocations for reasonableness and explains significant or unusual variations and to ensure that the amount of service costs expensed each period is not understated or overstated. Also discuss whether management reviews the amounts reflected in the warranty rollforward each reporting period for reasonableness and explains significant or unusual variations.

Opthalmic Imaging Systems
March 15, 2007

We do reconcile the total service expenses incurred in each reporting period to the amounts allocated between our first-year product warranty and extended warranty and ordinary service call expenses to check for reasonableness. We take the number of systems we sold during the current period under our first year warranty and divide it by the number of active systems we have at our customer sites. That gives us the ratio between the systems under first-year product warranty and total systems serviced. We apply this ratio to the total service department cost and calculate the costs provided for first year warranty versus costs associated with extended warranty contracts and ordinary service calls. We then compare the cost we calculated with the cost expensed in our reserve for that period to check for reasonableness. Management reviews these allocations for reasonableness as well and to ensure that the amount of service costs expensed each period is not understated or overstated.

Management also reviews the amounts reflected in the warranty rollforward each reporting period for reasonableness. In future filings, we will expand our explanations with regard to significant or unusual variations in our warranty rollforward.

2.

Please refer to prior comment 2. Please explain in more detail why you apply a margin based on the actual costs incurred for the whole service department to determine the amount of your warranty liability. We note that you charge some customers for extended warranty programs and service calls from which you earn revenues and incur costs resulting in a margin. However, for your standard warranty program, you do not charge your customers a separate fee and there is no margin. As such, please explain how applying a margin based on the whole service department results in a meaningful amount from which you can calculate a reasonable and reliable estimate of your warranty liability each reporting period.

We take the price we sell each one-year extended warranty contract per particular system model for the current period (which is assumed to be equivalent to the revenue generated for service calls, i.e. time and material), and apply the actual margin for the whole service department to that price. That gives us an inflated cost of the whole service department per system under a one year extended warranty contract. We then use the inverse of the ratio between the systems under first-year product warranty and total systems serviced to normalize the inflated cost of the whole service department per system to come up with the real cost per system under a one year extended warranty contract (or service calls, i.e. time and material). We then apply a factor based on historical trends and management experience to this cost for first year manufacturers warranty versus extended warranties and service calls. This factor takes into consideration the condition of a new system, the learning curve of the new user, and the fact that some of the subcomponents of the new system are under manufacturers warranty by our suppliers. We use these costs per system in our warranty reserve calculation. We then check to see if our warranty liability each reporting period is accurate by performing the reconciliation outlined in our answer to comment 1 above.

Opthalmic Imaging Systems
March 15, 2007

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        We acknowledge the following in connection with our responses to the Commission’s letter dated February 28, 2007:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Regards, Ophthalmic Imaging Systems By: /s/ Ariel Shenhar Name: Ariel Shenhar Title: Vice President and Chief Financial Officer

cc:	Kate Tillan
U.S. Securities and Exchange Commission

Henry I. Rothman, Esq.
Troutman Sanders LLP